May 5, 2022                                                                                                                                                                                                                                                                                              TSX | NYSE | LSE: WPM
Vancouver, British Columbia
Designated News Release
FIRST QUARTER 2022 FINANCIAL RESULTS

WHEATON PRECIOUS METALS ANNOUNCES SOLID START TO 2022

“Wheaton once again had a solid start to the year, generating over $210 million in operating cash flow and continuing to return value to our shareholders through our competitive dividend,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In the first three months of 2022, we added two new streams and increased our interest in a pre-existing stream. In addition, we took a significant step in strengthening our environmental, social and governance strategy by formalizing our climate change policy, including setting a goal of reaching net zero carbon emissions by 2050. The year is off to a good start, and I look forward to advancing on all of our initiatives throughout the year in order to continue building a strong, sustainable business, that delivers value and growth to all of our stakeholders.”

First Quarter 2022 Highlights:
•	Over $305 million in revenue and $210 million in operating cash flow during the quarter, resulting in a net cash balance of $376 million as at March 31, 2022.
•	$158 million in adjusted net earnings[1] during the first quarter of 2022.
•	Announced a new precious metal purchase agreement (“PMPA”) on Adventus Mining Corporation’s Curipamba Project in respect of gold and silver production.
•	Announced PMPA on Sabina Gold & Silver Corp.’s Goose Project in respect of gold production.
•	Amended the PMPA on Aris Gold Corp.’s Marmato Mine, increasing the gold stream in exchange for additional upfront consideration.
•	Adopted a climate change policy and commitment to net zero carbon emissions by 2050.
•	Declared quarterly dividend[1] of $0.15 per common share, an increase of 7% relative to the comparable period in 2021.

Operational Overview
(all figures in US dollars unless otherwise noted)	Q1 2022	Q1 2021	Change
Units produced
Gold ounces	79,087	78,529	0.7%
Silver ounces	6,206	6,765	(8.3)%
Palladium ounces	4,488	5,769	(22.2)%
Cobalt pounds	234	1,162	(79.8)%
Gold equivalent ounces [2]	171,367	196,756	(12.9)%
Units sold
Gold ounces	77,901	75,104	3.7%
Silver ounces	5,553	6,657	(16.6)%
Palladium ounces	4,075	5,131	(20.6)%
Cobalt pounds	511	132	286.7%
Gold equivalent ounces [2]	166,065	172,271	(3.6)%
Revenue	$307,244	$324,119	(5.2)%
Net earnings	$157,467	$162,002	(2.8)%
Per share	$0.349	$0.360	(3.1)%
Adjusted net earnings [1]	$158,007	$161,132	(1.9)%
Per share [1]	$0.350	$0.358	(2.2)%
Operating cash flows	$210,540	$232,154	(9.3)%
Per share [1]	$0.467	$0.516	(9.5)%
All amounts in thousands except gold, palladium & gold equivalent ounces and cobalt pounds produced & sold, and per share amounts.12

Financial Review
Revenues
Revenue was $307 million in the first quarter of 2022 representing a 5% decrease from the first quarter of 2021 due primarily to a 4% decrease in the number of GEOs² sold.

Cash Costs and Margin
Average cash costs¹ in the first quarter of 2022 were $421 per GEO² as compared to $457 in the first quarter of 2021. This resulted in a cash operating margin¹ of $1,429 per GEO² sold, virtually unchanged as compared with the first quarter of 2021.

Balance Sheet (at March 31, 2022)
•	Approximately $376 million of cash on hand.
•	The Company's $2 billion revolving term loan (the "Revolving Facility") remains fully undrawn.
•	The Company is well positioned to fund all outstanding commitments as well as providing flexibility to acquire additional accretive mineral stream interests.

First Quarter Asset Highlights
Salobo: In the first quarter of 2022, Salobo produced 44,900 ounces of attributable gold, a decrease of approximately 4% relative to the first quarter of 2021. According to Vale S.A. (“Vale”), during the quarter, Salobo operations were impacted by both planned and corrective maintenance in the mill liners. In addition, above average seasonal rain level in the region during the fourth quarter of 2021 impacted mine plans in the first quarter of 2022; however, Vale does not anticipate any impact to the overall 2022 production.

As per Vale’s First Quarter 2022 Performance Report, on January 6, 2022, heavy rainfall in the region of the Salobo III mine expansion caused a landslide that damaged part of a conveyor belt and blocked access to the project site. Vale reports that remediation work on the conveyor is ongoing and is expected to be completed in May. Furthermore, Vale does not foresee the impacts of this event modifying the project delivery date beyond the fourth quarter of 2022. Vale reports that physical completion of the Salobo III mine expansion was 90% at the end of the first quarter.

Antamina: In the first quarter of 2022, Antamina produced 1.3 million ounces of attributable silver, a decrease of approximately 20% relative to the first quarter of 2021, primarily due to lower grades as per the mine plan.

Constancia: In the first quarter of 2022, Constancia produced 0.5 million ounces of attributable silver and 6,300 ounces of attributable gold, an increase of approximately 25% and 157%, respectively, relative to the first quarter of 2021. Silver production increased primarily due to higher throughput and grades. The increase in gold production was primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%.

Sudbury: In the first quarter of 2022, Vale’s Sudbury mines produced 6,400 ounces of attributable gold, a decrease of approximately 9% relative to the first quarter of 2021 primarily due to lower throughput as a result of the temporary closure of the Totten mine. As per Vale, on September 26, 2021, a large piece of equipment, called a bucket scoop, blocked and damaged the mine shaft resulting in its temporary closure. Vale has reported that production at the Totten mine, which accounts for approximately 15% to 20% of the Company’s attributable gold production from

Sudbury, resumed in the first quarter of 2022 and that operations at the Sudbury mines are expected to normalize in the second quarter of 2022.

Stillwater: In the first quarter of 2022, the Stillwater mines produced 2,500 ounces of attributable gold and 4,500 ounces of attributable palladium, a decrease of approximately 18% for gold and 22% for palladium relative to the first quarter of 2021. The decrease was due to lower throughput and grades, partially offset by higher recoveries.

San Dimas: In the first quarter of 2022, San Dimas produced 10,500 ounces of attributable gold, virtually unchanged relative to the first quarter of 2021. First Majestic Silver Corp. (“First Majestic”) reports that production in the first quarter of 2022 was impacted due to high absenteeism in the months of January and February caused by an increase in COVID-19 infections within the Tayoltita community.

Other Gold: In the first quarter of 2022, total Other Gold attributable production was 8,500 ounces, a decrease of approximately 4% relative to the first quarter of 2021, primarily due to the mining of lower grade material at 777, which is scheduled to close in June 2022.

Other Silver: In the first quarter of 2022, total Other Silver attributable production was 2.2 million ounces, a decrease of approximately 14% relative to the first quarter of 2021, primarily due to lower grades at Aljustrel and the placement of Stratoni into care and maintenance.

Voisey’s Bay: In the first quarter of 2022, the Voisey's Bay mine produced 234 thousand pounds of attributable cobalt, a decrease of approximately 80% relative to the first quarter of 2021. The apparent significant decrease relative to the first quarter of 2021 was primarily attributed to Wheaton being contractually entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey's Bay Mine from prior periods. As per Vale’s First Quarter 2022 Performance Report, physical completion of the Voisey’s Bay underground mine extension was 70% at the end of the first quarter.

Produced But Not Yet Delivered3 and Inventory
As at March 31, 2022, payable ounces and pounds attributable to the Company produced but not yet delivered amounted to:
•	82,400 payable gold ounces, a decrease of 2,600 ounces during Q1 2022, primarily due to decreases at the Constancia and 777 mines partially offset by an increase at the Sudbury mines.
•	3.9 million payable silver ounces, a decrease of 0.3 million ounces during Q1 2022.
•	5,500 payable palladium ounces, virtually unchanged during Q1 2022.
•	550 thousand payable cobalt pounds, virtually unchanged during Q1 2022.

As of March 31, 2022, approximately 410 thousand pounds of cobalt were held in inventory by Wheaton, a decrease of 247 pounds during Q1 2022.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Corporate Development
Curipamba PMPA: On January 17, 2022, the Company entered into a PMPA with Adventus Mining Corporation (“Adventus”) in respect of the Curipamba Project (“Curipamba”) located in Ecuador. Under the Curipamba PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the agreement, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around Curipamba. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

Marathon PMPA: On January 26, 2022, the Company entered into the previously announced PMPA with Generation Mining Limited (“Gen Mining”) in respect of the Marathon Project located in Ontario, Canada. Under the Marathon PMPA, Wheaton will purchase 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the agreement, the Company has committed to pay Gen Mining total upfront cash consideration of C$240 million, C$40 million of which will be paid prior to construction and to be used for the development of the Marathon Project, with the remainder payable in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests. Of this amount, $16 million (C$20 million) was paid on March 31, 2022. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of C$240 million, at which point the production payment will increase to 22% of the spot prices.

Goose PMPA: On February 8, 2022, the Company announced that it had entered into a PMPA with Sabina Gold & Silver Corp. (“Sabina”) in respect of the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada. Under the Goose PMPA, Wheaton will purchase 4.15% of the payable gold production until 130,000 ounces have been delivered, thereafter dropping to 2.15% until 200,000 ounces have been delivered, thereafter dropping to 1.5% of the payable gold production. Under the terms of the agreement, the Company has committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold, net of the production payment is equal to the upfront consideration of $125 million, at which point the production payment will increase to 22% of the spot gold price.

Amendment to the Marmato PMPA: On March 21, 2022, the Company amended its PMPA with Aris Gold Corporation (“Aris Gold”) in respect of the Marmato mines. Under the amended terms, Wheaton will purchase 10.5% of the gold production and 100% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. This increases the gold stream from the original Marmato PMPA under which Wheaton was entitled to purchase 6.5% of the gold production until 190,000 ounces were delivered, after which the stream was to drop to 3.25% of the gold production. The silver stream is unchanged. Under the terms of the amended Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $175 million ($65 million relating to the increase in the gold stream). Of this amount, $53 million ($15 million relating to the increase in the gold stream) has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.

Sustainability
Climate Change Commitments: On February 9, 2022, Wheaton announced the adoption of a Climate Change and Environmental Policy and commitment to net zero carbon emissions by 20504. As part of this policy, Wheaton plans to establish targets across both Scope 2 and Scope 3 attributable emissions to support a 1.5° C trajectory. The Company has also committed an initial $4M to support our mining partners’ efforts to move to renewable energy sources and reduce emissions at the mines in which we have an interest.

San Dimas Receives Recognition for Sustainability Efforts: The Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE) has awarded First Majestic Silver Corp.’s (“First Majestic”) San Dimas mining unit the Socially Responsible Business Distinction for 2022 (Distintivo Empressa Socialmente Responsible 2022). This distinction from within the Mexican community recognizes excellence in environmental and social responsibility and ethical management.

Partner Community Investment Program: Wheaton continues to support a wide range of programs with mining partners including Vale, Glencore, Hudbay and First Majestic Silver, focused on education, health, entrepreneurial support, and community engagement opportunities in the communities near the mines from which Wheaton receives precious metals. In the first quarter of 2022, all Partner Community Investment programs continued to operate as planned such as the continued enrollment of existing schoolteachers and administrators into the Enseña Peru training program, aimed at improving the academic performance for students living close to the Antamina mine.  During the quarter, the Wheaton team focused on engaging with partners on identifying and selecting programs and initiatives to be supported by Wheaton for 2022 and beyond.

About Wheaton Precious Metals Corp. and Outlook
Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton's estimated attributable production in 2022 is forecast to be 350,000 to 380,000 ounces of gold, 23.0 to 25.0 million ounces of silver, and 44,000 to 48,000 GEOs2 of other metals, resulting in production of approximately 700,000 to 760,000 GEOs2, unchanged from previous guidance. For the five-year period ending in 2026, the Company estimates that average production will amount to 850,000 GEOs2, while for the ten-year period ending in 2031, the Company estimates that average annual production will amount to 910,000 GEOs2, also unchanged from previous guidance.

In accordance with Wheaton Precious MetalsTM Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details
A conference call and webcast will be held on Friday, May 6, 2022 starting at 8:00am PT / 11:00 am ET to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:     1-888-664-6383
Dial from outside Canada or the US:      1-416-764-8650
Pass code:                                               78834538
Live webcast:                                                   Webcast URL

Participants should dial in five to ten minutes before the call.

The accompanying slideshow will also be available in PDF format on the ‘Presentations’ page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until May 13, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:     1-888-390-0541
Dial from outside Canada or the US:      1-416-764-8677
Pass code:                                               834538 #
Archived webcast:                                         Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations is a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date May 5, 2022, titled “Wheaton Precious Metals Declares Quarterly Dividend.”
2 Commodity price assumptions for the gold equivalent production and sales in 2022 are $1,800 / ounce gold, $24 / ounce silver, and $2,100 / ounce palladium and $33 / pound cobalt. Other metal includes palladium and cobalt.
3 Payable gold, silver and palladium ounces and cobalt pounds produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.
4 Net zero includes emissions reductions in line with a 1.5 trajectory across Scopes 1, 2 and 3. Achievement of net zero may include the use of offsets for residual emissions in 2050.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2022	2021
Sales	$307,244	$324,119
Cost of sales
Cost of sales, excluding depletion	$69,994	$78,783
Depletion	57,402	70,173
Total cost of sales	$127,396	$148,956
Gross margin	$179,848	$175,163
General and administrative expenses	9,403	9,735
Share based compensation	9,902	1,630
Donations and community investments	813	606
Earnings from operations	$159,730	$163,192
Other (income) expense	170	119
Earnings before finance costs and income taxes	$159,560	$163,073
Finance costs	1,422	1,573
Earnings before income taxes	$158,138	$161,500
Income tax (expense) recovery	(671)	502
Net earnings	$157,467	$162,002
Basic earnings per share	$0.349	$0.360
Diluted earnings per share	$0.348	$0.360
Weighted average number of shares outstanding
Basic	450,915	449,509
Diluted	451,953	450,600

Condensed Interim Consolidated Balance Sheets

	As at March 31	As at December 31
(US dollars in thousands - unaudited)	2022	2021
Assets
Current assets
Cash and cash equivalents	$376,163	$226,045
Accounts receivable	27,939	11,577
Other	9,875	12,102
Total current assets	$413,977	$249,724
Non-current assets
Mineral stream interests	$5,894,884	$5,905,797
Early deposit mineral stream interests	45,342	34,741
Mineral royalty interest	6,606	6,606
Long-term equity investments	92,194	61,477
Convertible notes receivable	-	17,086
Property, plant and equipment	5,183	5,509
Other	11,847	15,211
Total non-current assets	$6,056,056	$6,046,427
Total assets	$6,470,033	$6,296,151
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$11,861	$13,935
Dividends payable	67,687	-
Current portion of performance share units	31,413	14,807
Current portion of lease liabilities	830	813
Other	150	136
Total current liabilities	$111,941	$29,691
Non-current liabilities
Lease liabilities	1,868	2,060
Deferred income taxes	121	100
Performance share units	3,759	11,498
Pension liability	2,883	2,685
Total non-current liabilities	$8,631	$16,343
Total liabilities	$120,572	$46,034
Shareholders' equity
Issued capital	$3,711,294	$3,698,998
Reserves	44,304	47,036
Retained earnings	2,593,863	2,504,083
Total shareholders' equity	$6,349,461	$6,250,117
Total liabilities and shareholders' equity	$6,470,033	$6,296,151

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2022	2021
Operating activities
Net earnings	$157,467	$162,002
Adjustments for
Depreciation and depletion	57,795	70,649
Interest expense	26	262
Equity settled stock based compensation	1,342	1,325
Performance share units	8,560	305
Pension expense	158	151
Income tax expense (recovery)	671	(502)
Loss (gain) on fair value adjustment of share purchase warrants held	743	950
Fair value (gain) loss on convertible note receivable	1,380	(1,238)
Investment income recognized in net earnings	(194)	(2)
Other	(1,514)	593
Change in non-cash working capital	(15,918)	(1,972)
Cash generated from operations before income taxes and interest	$210,516	$232,523
Income taxes recovered (paid)	(32)	(30)
Interest paid	(26)	(341)
Interest received	82	2
Cash generated from operating activities	$210,540	$232,154
Financing activities
Bank debt repaid	$-	$(195,000)
Share purchase options exercised	5,772	4,793
Lease payments	(200)	(214)
Cash (used for) generated from financing activities	$5,572	$(190,421)
Investing activities
Mineral stream interests	$(45,252)	$(151,019)
Early deposit mineral stream interests	(750)	(750)
Mineral royalty interest	-	(3,561)
Acquisition of long-term investments	(20,135)	-
Proceeds on disposal of long-term investments	-	112,188
Dividends received	112	-
Other	(36)	(134)
Cash (used for) generated from investing activities	$(66,061)	$(43,276)
Effect of exchange rate changes on cash and cash equivalents	$67	$22
Increase (decrease) in cash and cash equivalents	$150,118	$(1,521)
Cash and cash equivalents, beginning of period	226,045	192,683
Cash and cash equivalents, end of period	$376,163	$191,162

Summary of Units Produced

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Gold ounces produced ²
Salobo	44,883	48,235	55,205	55,590	46,622	62,854	63,408	59,104
Sudbury [3]	6,395	4,379	148	4,563	7,004	6,659	3,798	9,257
Constancia [7]	6,311	9,857	8,533	5,525	2,453	3,929	3,780	3,470
San Dimas [4,7]	10,461	13,714	11,936	11,478	10,491	11,652	9,228	6,074
Stillwater [5]	2,497	2,664	2,949	2,962	3,041	3,290	3,176	3,222
Other
Minto	4,060	3,506	1,703	3,206	2,638	789	1,832	2,928
777 [8]	4,003	4,462	4,717	5,035	6,280	2,866	5,278	4,728
Marmato	477	479	433	1,713	-	-	-	-
Total Other	8,540	8,447	6,853	9,954	8,918	3,655	7,110	7,656
Total gold ounces produced	79,087	87,296	85,624	90,072	78,529	92,039	90,500	88,783
Silver ounces produced [2]
Peñasquito [7]	2,219	2,145	2,180	2,026	2,202	2,014	1,992	967
Antamina [7]	1,260	1,366	1,548	1,558	1,577	1,930	1,516	612
Constancia [7]	506	578	521	468	406	478	430	254
Other
Los Filos [7]	23	37	17	26	31	6	17	14
Zinkgruvan	577	482	658	457	420	515	498	389
Yauliyacu [7]	637	382	372	629	737	454	679	273
Stratoni [9]	-	129	18	164	165	185	156	148
Minto	45	44	25	33	21	16	15	19
Neves-Corvo	344	522	362	408	345	420	281	479
Aljustrel	287	325	314	400	474	440	348	388
Cozamin	186	213	199	183	230	-	-	-
Marmato	11	7	10	39	-	-	-	-
Keno Hill	20	30	44	55	27	-	-	-
777 [8]	91	96	81	83	130	51	96	108
Total Other	2,221	2,267	2,100	2,477	2,580	2,087	2,090	1,818
Total silver ounces produced	6,206	6,356	6,349	6,529	6,765	6,509	6,028	3,651
Palladium ounces produced ²
Stillwater [5]	4,488	4,733	5,105	5,301	5,769	5,672	5,444	5,759
Cobalt pounds produced ²
Voisey's Bay	234	381	370	380	1,162 ¹⁰	-	-	-
GEOs produced [6]	171,367	184,551	183,012	190,272	196,756	185,436	177,230	144,188
SEOs produced [6]	12,853	13,841	13,726	14,270	14,757	13,908	13,292	10,814
Average payable rate [2]
Gold	95.2%	96.0%	96.0%	95.8%	95.0%	95.2%	95.3%	94.7%
Silver	86.1%	86.0%	86.6%	86.9%	86.6%	86.3%	86.1%	81.9%
Palladium	92.7%	92.2%	94.5%	95.0%	91.6%	93.6%	94.0%	90.8%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	n.a.	n.a.	n.a.
GEO [6]	90.6%	91.4%	91.3%	91.8%	90.7%	91.2%	91.2%	90.0%
1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q1-2022 - 408,000 ounces; Q4-2021 - 544,000 ounces; Q3-2021 - 472,000 ounces; Q2-2021 - 467,000 ounces; Q1-2021 - 429,000 ounces; Q4-2020 - 485,000 ounces; Q3-2020 - 420,000 ounces; Q2-2020 - 276,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

7)
Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

8)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey's Bay mine. As per the Voisey’s Bay PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey's Bay mine in the previous quarter.

Summary of Units Sold

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Gold ounces sold
Salobo	42,513	47,171	35,185	57,296	51,423	53,197	59,584	68,487
Sudbury [2]	3,712	965	1,915	6,945	3,691	7,620	7,858	7,414
Constancia [6]	10,494	6,196	8,159	2,321	1,676	3,853	4,112	3,024
San Dimas [6]	10,070	15,182	11,346	11,214	10,273	11,529	9,687	6,030
Stillwater [3]	2,628	2,933	2,820	2,574	3,074	3,069	3,015	3,066
Other
Minto	3,695	2,462	1,907	2,359	2,390	1,540	-	-
777	4,388	4,290	5,879	5,694	2,577	5,435	5,845	4,783
Marmato	401	423	438	1,687	-	-	-	-
Total Other	8,484	7,175	8,224	9,740	4,967	6,975	5,845	4,783
Total gold ounces sold	77,901	79,622	67,649	90,090	75,104	86,243	90,101	92,804
Silver ounces sold
Peñasquito [6]	2,188	1,818	2,210	1,844	2,174	1,417	1,799	1,917
Antamina [6]	1,468	1,297	1,502	1,499	1,930	1,669	1,090	788
Constancia [6]	644	351	484	295	346	442	415	254
Other
Los Filos [6]	42	17	12	42	27	-	19	25
Zinkgruvan	355	346	354	355	293	326	492	376
Yauliyacu [6]	44	551	182	601	1,014	15	580	704
Stratoni	133	42	41	167	117	169	134	77
Minto	31	27	24	29	26	20	-	-
Neves-Corvo	204	259	193	215	239	145	201	236
Aljustrel	145	133	155	208	257	280	148	252
Cozamin	177	174	170	168	173	-	-	-
Marmato	8	8	10	35	-	-	-	-
Keno Hill	27	24	51	33	12	-	-	-
777	87	69	99	109	49	93	121	100
Total Other	1,253	1,650	1,291	1,962	2,207	1,048	1,695	1,770
Total silver ounces sold	5,553	5,116	5,487	5,600	6,657	4,576	4,999	4,729
Palladium ounces sold
Stillwater [3]	4,075	4,641	5,703	3,869	5,131	4,591	5,546	4,976
Cobalt pounds sold
Voisey's Bay	511	228	131	395	132	-	-	-
GEOs sold [4]	166,065	157,439	149,862	176,502	172,271	152,613	163,218	161,664
SEOs sold [4]	12,455	11,808	11,240	13,238	12,920	11,446	12,241	12,125
Cumulative payable units PBND [5]
Gold ounces	82,350	84,989	80,819	66,238	70,072	70,555	75,750	79,632
Silver ounces	3,893	4,200	3,845	3,802	3,738	4,486	3,437	3,222
Palladium ounces	5,535	5,629	5,619	6,822	5,373	5,597	4,616	4,883
Cobalt pounds	550	596	637	777	820	-	-	-
GEO [4]	150,794	158,477	150,317	139,145	141,206	136,894	126,968	128,291
SEO [4]	11,310	11,886	11,274	10,436	10,590	10,267	9,523	9,622
Inventory on hand
Cobalt pounds	410	657	488	134	132	-	-	-
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

5)
Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

6)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	44,883	42,513		$1,872		$416		$334	$79,564	$47,684	$61,869	$2,423,755
Sudbury [4]	6,395	3,712		1,861		400		1,092	6,909	1,370	5,425	303,115
Constancia	6,311	10,494		1,872		412		271	19,641	12,471	15,482	100,944
San Dimas	10,461	10,070		1,872		618		260	18,846	10,008	12,621	164,110
Stillwater	2,497	2,628		1,872		329		429	4,918	2,926	4,054	218,657
Other [5]	8,540	8,484		1,862		771		25	15,797	9,048	8,822	404,729
	79,087	77,901		$1,870		$477		$321	$145,675	$83,507	$108,273	$3,615,310
Silver
Peñasquito	2,219	2,188		$24.10		$4.36		$3.57	$52,727	$35,387	$43,188	$314,217
Antamina	1,260	1,468		24.09		4.94		7.06	35,359	17,747	27,759	569,691
Constancia	506	644		24.10		6.08		6.33	15,513	7,526	11,913	201,811
Other [6]	2,221	1,253		24.52		6.07		3.45	30,733	18,797	23,874	589,875
	6,206	5,553		$24.19		$5.10		$4.78	$134,332	$79,457	$106,734	$1,675,594
Palladium
Stillwater	4,488	4,075		$2,339		$394		$399	$9,533	$6,303	$7,930	$231,203
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,820
Cobalt
Voisey's Bay	234	511		$34.61		$5.76		$8.17	$17,704	$10,581	$3,263	$367,957
Operating results									$307,244	$179,848	$226,200	$5,894,884
Other
General and administrative										$(9,403)	$(15,128)
Share based compensation										(9,902)	-
Donations and community investments										(813)	(430)
Finance costs										(1,422)	(1,077)
Other										(170)	1,007
Income tax										(671)	(32)
Total other										$(22,381)	$(15,660)	$575,149
										$157,467	$210,540	$6,470,033

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests.
6)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama, Rosemont, Blackwater and Curipamba silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2022 were as follows:
Three Months Ended March 31, 2022
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	171,367	166,065	$ 1,850	$ 421	$ 1,429	$ 346	$ 1,083
Silver equivalent basis [5]	12,853	12,455	$ 24.67	$ 5.62	$ 19.05	$ 4.61	$ 14.44

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Three Months Ended March 31, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	46,622	51,423	$1,796	$412	$374	$92,356	$51,946	$71,163	$2,490,127
Sudbury [4]	7,004	3,691	1,812	400	1,024	6,688	1,431	5,219	317,235
Constancia	2,453	1,676	1,796	408	315	3,010	1,798	2,326	105,041
San Dimas	10,491	10,273	1,796	612	322	18,450	8,851	12,162	178,891
Stillwater	3,041	3,074	1,796	329	397	5,521	3,290	4,510	223,090
Other [5]	8,918	4,967	1,812	629	-	9,000	5,878	5,855	7,591
	78,529	75,104	$1,798	$450	$374	$135,025	$73,194	$101,235	$3,321,975
Silver
Peñasquito	2,202	2,174	$26.21	$4.29	$3.55	$56,983	$39,940	$47,655	$342,857
Antamina	1,577	1,930	26.21	5.18	7.53	50,581	26,058	40,591	612,401
Constancia	406	346	26.21	6.02	7.56	9,072	4,372	6,988	214,428
Other [6]	2,580	2,207	25.95	9.41	6.30	57,247	22,589	39,098	612,237
	6,765	6,657	$26.12	$6.33	$5.82	$173,883	$92,959	$134,332	$1,781,923
Palladium
Stillwater	5,769	5,131	$2,392	$427	$442	$12,275	$7,813	$10,084	$239,118
Cobalt
Voisey's Bay	1,162	132	$22.19	$4.98	$8.17	$2,936	$1,197	$(966)	$225,348
Operating results						$324,119	$175,163	$244,685	$5,568,364
Other
General and administrative							$(9,735)	$(12,664)
Share based compensation							(1,630)	-
Donations and community investments							(606)	(498)
Finance costs							(1,573)	(1,229)
Other							(119)	1,890
Income tax							502	(30)
Total other							$(13,161)	$(12,531)	$360,048
							$162,002	$232,154	$5,928,412

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Rosemont gold interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2021 were as follows:

Three Months Ended March 31, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	196,756	172,271	$ 1,881	$ 457	$ 1,424	$ 407	$ 1,017
Silver equivalent basis [5]	14,757	12,920	$ 25.09	$ 6.10	$ 18.99	$ 5.43	$ 13.56
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt from Voisey’s Bay during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS measure associated with net debt as Wheaton fully repaid its debt during the first quarter of 2021.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of  non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended March 31
(in thousands, except for per share amounts)	2022	2021
Net earnings	$157,467	$162,002
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	743	950
(Gain) loss on fair value adjustment of convertible notes receivable	1,380	(1,238)
Income tax expense (recovery) recognized in the Statement of Shareholders' Equity	793	1,568
Income tax expense (recovery) recognized in the Statement of OCI	(194)	(2,137)
Other	(2,182)	(13)
Adjusted net earnings	$158,007	$161,132
Divided by:
Basic weighted average number of shares outstanding	450,915	449,509
Diluted weighted average number of shares outstanding	451,953	450,600
Equals:
Adjusted earnings per share - basic	$0.350	$0.358
Adjusted earnings per share - diluted	$0.350	$0.358

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).
	Three Months Ended March 31
(in thousands, except for per share amounts)	2022	2021
Cash generated by operating activities	$210,540	$232,154
Divided by:
Basic weighted average number of shares outstanding	450,915	449,509
Diluted weighted average number of shares outstanding	451,953	450,600
Equals:
Operating cash flow per share - basic	$0.467	$0.516
Operating cash flow per share - diluted	$0.466	$0.515

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021
Cost of sales	$127,396	$148,956
Less: depletion	(57,402)	(70,173)
Cash cost of sales	$69,994	$78,783
Cash cost of sales is comprised of:
Total cash cost of gold sold	$37,133	$33,774
Total cash cost of silver sold	28,314	42,160
Total cash cost of palladium sold	1,603	2,191
Total cash cost of cobalt sold	2,944	658
Total cash cost of sales	$69,994	$78,783
Divided by:
Total gold ounces sold	77,901	75,104
Total silver ounces sold	5,553	6,657
Total palladium ounces sold	4,075	5,131
Total cobalt pounds sold	511	132
Equals:
Average cash cost of gold (per ounce)	$477	$450
Average cash cost of silver (per ounce)	$5.10	$6.33
Average cash cost of palladium (per ounce)	$394	$427
Average cash cost of cobalt (per pound)	$5.76	$4.98

iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.
	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021
Total sales:
Gold	$145,675	$135,025
Silver	$134,332	$173,883
Palladium	$9,533	$12,275
Cobalt	$17,704	$2,936
Divided by:
Total gold ounces sold	77,901	75,104
Total silver ounces sold	5,553	6,657
Total palladium ounces sold	4,075	5,131
Total cobalt pounds sold	511	132
Equals:
Average realized price of gold (per ounce)	$1,870	$1,798
Average realized price of silver (per ounce)	$24.19	$26.12
Average realized price of palladium (per ounce)	$2,339	$2,392
Average realized price of cobalt (per pound)	$34.61	$22.19
Less:
Average cash cost of gold [1] (per ounce)	$(477)	$(450)
Average cash cost of silver [1] (per ounce)	$(5.10)	$(6.33)
Average cash cost of palladium [1] (per ounce)	$(394)	$(427)
Average cash cost of cobalt [1] (per pound)	$(5.76)	$(4.98)
Equals:
Cash operating margin per gold ounce sold	$1,393	$1,348
As a percentage of realized price of gold	74%	75%
Cash operating margin per silver ounce sold	$19.09	$19.79
As a percentage of realized price of silver	79%	76%
Cash operating margin per palladium ounce sold	$1,945	$1,965
As a percentage of realized price of palladium	83%	82%
Cash operating margin per cobalt pound sold	$28.85	$17.21
As a percentage of realized price of cobalt	83%	78%
1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company’s assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the satisfaction of each party's obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, Wheaton's Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 31, 2022 both on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

For further information, please contact:

Patrick Drouin
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com